UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MARLIN BUSINESS SERVICES CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

571157106

(CUSIP Number)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed Rule 13d-1(b)

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-l (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 571157106

1.	Names Of Reporting Persons. I.R.S. Identification nos. Of above persons (entities only). PEACHTREE EQUITY INVESTMENT MANAGEMENT, INC.
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship Or Place Of Organization STATE OF GEORGIA, UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER N/A
	6.	SHARED VOTING POWER 604,617 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER 604,617 shares of Common Stock
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 604,617 shares of Common Stock
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent Of Class Represented By Amount In Row (9) 4.7% of the outstanding Common Stock
12.	Type Of Reporting Person (See Instructions) CO

CUSIP No. 571157106

1.	Names Of Reporting Persons. I.R.S. Identification nos. Of above persons (entities only). WCI (PRIVATE EQUITY) LLC
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship Or Place Of Organization STATE OF GEORGIA, UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER N/A
	6.	SHARED VOTING POWER 604,617 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER 604,617 shares of Common Stock
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 604,617 shares of Common Stock
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent Of Class Represented By Amount In Row (9) 4.7% of the outstanding Common Stock
12.	Type Of Reporting Person (See Instructions) PN

CUSIP No. 571157106

1.	Names Of Reporting Persons. I.R.S. Identification nos. Of above persons (entities only). MATTHEW J. SULLIVAN
2.	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship Or Place Of Organization STATE OF GEORGIA, UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
	6.	SHARED VOTING POWER Beneficial ownership of all shares of Common Stock disclaimed.
	7.	SOLE DISPOSITIVE POWER Beneficial ownership of all shares of Common Stock disclaimed.
	8.	SHARED DISPOSITIVE POWER Beneficial ownership of all shares of Common Stock disclaimed.
9.	Aggregate Amount Beneficially Owned By Each Reporting Person Beneficial ownership of all shares of Common Stock disclaimed.
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent Of Class Represented By Amount In Row (9) N/A
12.	Type Of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Marlin Business Services Corp.

(b)	Address of Issuer’s Principal Executive Offices:

300 Fellowship Road

Mount Laurel, NJ 08054

Item 2.

(a)	Name of Person Filing:

Peachtree Equity Investment Management, Inc.

WCI (Private Equity) LLC

Matthew J. Sullivan

(b)	Address of Principal Business Office or, if none, Residence:

For all reporting persons:

1230 Peachtree Street NE

Suite 1900

Atlanta, GA 30309

(c)	Citizenship:

For all reporting persons:

State of Georgia, United States of America

(d)	Title of Class of Securities:

Common Stock

(d)	CUSIP Number:

571157106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-l(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. This Schedule is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

The reported shares are owned directly by WCI (Private Equity) LLC (“WCI”), whose sole manager is Peachtree Equity Investment Management, Inc. (the “Manager”). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI.

Matthew J. Sullivan is the sole director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares. He could be deemed to share indirect beneficial ownership with the Manager and WCI. Mr. Sullivan expressly disclaims beneficial ownership of the reported shares, and the filing of this report shall not be deemed to be an admission that he is a beneficial owner of the reported shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Peachtree Equity Partners, L.P. is the sole member of WCI, and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported shares beneficially owned directly by WCI.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule is being filed pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

PEACHTREE EQUITY INVESTMENT MANAGEMENT, INC.

By:	/s/ Matthew J. Sullivan
Name: Matthew J. Sullivan
Title: Chief Executive Officer

Date: February 13, 2015

WCI (PRIVATE EQUITY) LLC

By:	Peachtree Equity Investment Management, Inc.

	By:	/s/ Matthew J. Sullivan
Name: Matthew J. Sullivan
Title: Chief Executive Officer

Date: February 13, 2015

/s/ Matthew J. Sullivan
Matthew J. Sullivan